UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sierra Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

82640U404

(CUSIP Number)

July 1, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U404

1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Pursuant to an Agreement and Plan of Merger, dated April 12, 2022, between GlaxoSmithKline plc (“GSK”), Orikum Acquisition Inc. (“Merger Sub”) and Sierra Oncology, Inc. (the “Issuer”) (the “Merger Agreement”), Merger Sub merged with and into the Issuer on July 1, 2022, with the Issuer surviving as a wholly-owned subsidiary of GSK (the “Merger”). At the effective time of the Merger, each outstanding share of common stock of the Issuer automatically and without any required action on the part of the Reporting Person, was converted into the right to receive $55.00 in cash, without interest. Pursuant to the terms of the Merger Agreement, the Issuer’s outstanding Series A Warrants (the “Series A Warrants”) were treated in accordance with their respective terms such that, at the effective time of the Merger, the outstanding Series A Warrants were cancelled and thereafter represent only the right to receive an amount in cash, without interest, equal to the Black Scholes Value (as defined in the Series A Warrants), which as calculated under the terms of the Series A Warrants equaled $45.98 per share of common stock underlying such warrants.

CUSIP No. 82640U404

1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0 (1)
	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	At the effective time of the Merger, each outstanding share of common stock of the Issuer automatically and without any required action on the part of the Reporting Person, was converted into the right to receive $55.00 in cash, without interest. Pursuant to the terms of the Merger Agreement, the Issuer’s outstanding Series A Warrants were treated in accordance with their respective terms such that, at the effective time of the Merger, the outstanding Series A Warrants were cancelled and thereafter represent only the right to receive an amount in cash, without interest, equal to the Black Scholes Value (as defined in the Series A Warrants), which as calculated under the terms of the Series A Warrants equaled $45.98 per share of common stock underlying such warrants.

CUSIP No. 82640U404

1	NAMES OF REPORTING PERSONS
Vivo Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0 (1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (1)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	At the effective time of the Merger, each outstanding share of common stock of the Issuer automatically and without any required action on the part of the Reporting Person, was converted into the right to receive $55.00 in cash, without interest. Pursuant to the terms of the Merger Agreement, the Issuer’s outstanding Series A Warrants were treated in accordance with their respective terms such that, at the effective time of the Merger, the outstanding Series A Warrants were cancelled and thereafter represent only the right to receive an amount in cash, without interest, equal to the Black Scholes Value (as defined in the Series A Warrants), which as calculated under the terms of the Series A Warrants equaled $45.98 per share of common stock underlying such warrants.

Item 1. (a)	Name of Issuer:

Sierra Oncology, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1820 Gateway Drive, Suite 110, San Mateo, CA, 94404

Item 2. (a)	Name of Person Filing:

This Amendment No. 4 to Schedule 13G is filed jointly by Vivo Capital IX, LLC, Vivo Opportunity, LLC and Vivo Ventures VII, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital IX, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Ventures VII, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

82640U404

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(1)	Vivo Capital IX, LLC

0 share.

(2)	Vivo Opportunity, LLC

0 share.

(3)	Vivo Ventures VII, LLC

0 share.

(b)	Percent of class:

Vivo Capital IX, LLC: 0%

Vivo Opportunity, LLC: 0%

Vivo Ventures VII, LLC: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital IX, LLC: 0 share

Vivo Opportunity, LLC: 0 share

Vivo Ventures VII, LLC: 0 share

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital IX, LLC: 0 share

Vivo Opportunity, LLC: 0 share

Vivo Ventures VII, LLC: 0 share

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital IX, LLC

July 5, 2022
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

July 5, 2022
(Date)

/s/ Gaurav Aggarwal
(Signature)

Managing Member
(Title)

Vivo Ventures VII, LLC

July 5, 2022
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)